FORM 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:     0-15276

For the month of:         December 29, 2003

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2489 Bellevue Avenue, West Vancouver, British Columbia. Canada V7V 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 29th day of December, 2003.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (signed) "Bruce E. Morley" Bruce E. Morley, Chief Legal Officer

CLEARLY CANADIAN SEEKS ADDITIONAL FUNDING

VANCOUVER, B.C., December 29, 2003 — Clearly Canadian Beverage Corporation (TSX: CLV; OTCBB: CCBC) reports that it is continuing to work with its financial advisor, MNC Multinational of Montreal, in an attempt to secure a strategic partnership and additional working capital funding for the Company. Also, the Company is pursuing the opportunity of selling certain business units and assets in an effort to raise more funding for operating activities.

Although the Company is optimistic with its prospects for its beverage products for 2004 and beyond, the Company will require additional immediate and long term financing in order to implement its current strategic business plan and maintain current and ongoing operations. The Company’s 2004 business plan will focus on expanding sales for its core brand, Clearly Canadian® sparkling flavoured water, and will be supported by the significant reorganization made to the Company’s distribution system and sales team in 2003.

Based in Vancouver, B.C., Clearly Canadian markets premium alternative beverages and products, including Clearly Canadian® sparkling flavored water, Clearly Canadian O+2® and Tré Limone® which are distributed in the United States, Canada and various other countries. Clearly Canadian also holds the exclusive license to manufacture, distribute and sell certain Reebok beverage products in the United States, Canada and the Caribbean. Additional information on Clearly Canadian may be obtained on the world wide web at www.clearly.ca.

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current expectations and analyses, including the Company’s analysis of its cash flow requirements as well as its product distribution systems and its expectations regarding the effects of anticipated product distribution changes and the potential benefits of such efforts and activities on the Company’s results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, the Company’s ability to generate sufficient cash flows to support capital expansion plans and general operating activities, general economic conditions, changing beverage consumption trends of consumers, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

CLEARLY CANADIAN BEVERAGE CORPORATION

      (Signed) “Douglas L. Mason”
Douglas L. Mason, President and C.E.O.

For further information please contact: Clive Shallow, Manager, Shareholder Relations (e-mail: cshallow@clearly.ca) 800/663-5658 (USA) or 800/663-0227 (Canada)	Valerie Samson, Communications (e-mail: vsamson@clearly.ca)

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN®, CLEARLY CANADIAN O+2®, TRE LIMONE® and certain Reebok beverage products. Reebok is the registered trademark of Reebok International Ltd. and its affiliated companies.